EXHIBIT 2
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FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - SEPTEMBER 15, 2003
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             BAYTEX ENERGY TRUST ANNOUNCES THE CASH DISTRIBUTION FOR
                                OCTOBER 15, 2003


Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta announced today the cash distribution payable October 15, 2003 will be $0.15 per trust unit. The ex-distribution date is September 26, 2003 and the record date is September 30, 2003. This is the first distribution for Baytex Energy Trust.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President and C.E.O.
Telephone: (403) 267-0715

Dan Belot, Vice President, Finance and C.F.O.
Telephone: (403) 267-0784

Website:  www.baytex.ab.ca